MERRIMAC INDUSTRIES INC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Under Securities Exchange Act of 1934

____________________________________________________

Name of Issuer: Merrimac Industries Inc.

Title or Class of Securities Common Stock $ .01 Par Value

_____________________________________________________

CUSIP: 590262101

1 NAME OF REPORTING PERSON(S)

RABIDEAU FAMILY TRUST

4 CITIZENSHIP:

ARIZONA (FT)

5 SOLE VOTING POWER

151,000 (1)

6 SHARED VOTING POWER

8530 (1)

7 SOLE DISPOSITIVE POWER

151,000 (1)

8 SHARED DISPOSITIVE POWER

8530 (1)

9 AGGREGATE AMOUNT BENEFICIALLY OWNED

151,000 (1)

11 PERCENT OF CLASS REPRESENTED BY LINE 9

5.7% (2)

12 TYPE OF REPORTING PERSON

TRUSTEE FOR FAMILY TRUST

1(a) NAME OF ISSUER

Merrimac Industries Inc.

2(b) ADDRESS OF ISSUER

41 Fairfield Place

West Caldwell, NJ 07007

2(a) NAME OF PERSON FILING

DARRYL RABIDEAU

2(b) ADDRESS OR PRINCIPAL OFFICE

8101 E KALIL DR.

SCOTTSDALE, AZ 85260

2 CITIZENSHIP

AN ARIZONA FAMILY TRUST

2(d) TITLE OF CLASS OF SECURITIES

COMMON STOCK

2(e) CUSIP NUMBER

590262101

3 THIS STATEMENT IS BEING FILED PURSUANT RULE 13d-1(c),

or 13d-2 (b) and one person filing is a family trust with an individual as

Trustee.

4 OWNERSHIP

4(a) AMOUNT BENEFICIALLY OWNED

151,000 (1)

4(b) PERCENT OF CLASS

5.7% (2)

4(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)SOLE VOTING POWER TO VOTE OR DIRECT THE VOTE-

151,000 (1)

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

8,530 (1)

(iii) SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF-

151,000 (1)

(iiiv) SHARED POWER TO DISPOSE OR TO DIRECT DISPOSITION

OF-

8,530 (1)

NOTE (1) The Rabideau Family Trust is a revokable Trust managed by founder and Trustee- Darryl Rabideau for the primary purpose of providing education benefits to heirs. Investments are made and managed to benefit the Trust. Darryl Rabideau has sole voting and disposal rights for 151,000 shares in addition to assigned rights to direct voting or disposal of another 8,530 shares. Percent of common shares to which

Darryl Rabideau has rights to direct voting or disposal is 6.02%

NOTE (2) Per Cent Ownership is based on estimated shares outstanding in Merrimac Industries of 2.650 mil. Total shares with lawful power to direct vote or dispose of is 159,530.

5 OWNERSHIP OF FIVE PERCENT OR LESS IN A CLASS

N/A

6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF

OF ANOTHER PERSON (ENTITY):

All securities reported in this schedule are controlled by Darryl Rabideau and Rabideau Family Trust either by direct ownership or assignment of power to vote or dispose.

7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY

WHICH ACQUIRED THE SECURITIES BEING REPORTED ON

BY THE PARENT HOLDING COMPANY (TRUSTEE IN THIS

REPORT):

Company (Trust)

Trustee as indicated in this report

8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS

OF THE GROUP (TRUST):

Not applicable

9 NOTICE OF DISSOLUTION OF GROUP (TRUST)

Not applicable

10 CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

Tuesday, January 1st, 2002

Darryl E Rabideau

Trustee

Rabideau Family Trust